EXHIBIT 15

Letter from Ernst & Young LLP Regarding Unaudited Interim Financial Information

To the Board of Directors and Shareholders of Limited Brands, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-8) of Limited Brands, Inc. and its subsidiaries (“the Company”), for the registration of 7,000,000 shares of its Common Stock pertaining to the Limited Brands, Inc. 2011 Stock Option and Performance Incentive Plan, of our reports dated June 3, 2011 and August 31, 2011 relating to the unaudited consolidated interim financial statements of the Company that are included in its Forms 10-Q for the thirteen weeks ended April 30, 2011 and May 1, 2010 and the thirteen and twenty-six weeks ended July 30, 2011 and July 31, 2010.

/s/ ERNST & YOUNG LLP

Columbus, Ohio
August 31, 2011